Filed Pursuant to Rule 433

Relating to

Preliminary Prospectus Supplement dated October 1, 2014 to

Prospectus dated August 6, 2014

Registration No. 333-197513

Cowen Group, Inc.

$55,000,000

 8.25% Senior Notes due 2021

Final Term Sheet

Issuer:	Cowen Group, Inc.

Type of Security:	Senior Notes

Principal Amount:	$55,000,000

Over-allotment Option:	$8,250,000

Trade Date:	October 3, 2014

Settlement Date (T+5):	October 10, 2014

Final Maturity:	October 15, 2021

Interest Rate:	8.25%

Price to Investors:	100% / $25.00 per Note

Underwriters’ Discount:	$1,787,500

Net Proceeds to Issuer (after estimated expenses payable by Issuer):	$52,329,000

Interest Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2015.

Record Dates:	January 1, April 1, July 1 and October 1.

Redemption Provisions:

Prior to October 15, 2017, redeemable, at the Issuer’s option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the redemption date, plus a Make-Whole Amount, if any.

“Make-Whole Amount” shall mean, in connection with any optional redemption of any Note, the excess, if any of (i) the present value as of the date of such redemption of (a) the redemption price of such Note on October 15, 2017 (such redemption price being described below in the next paragraph) plus (b) all remaining required interest payments due on such Note through and including the payment due on October 15, 2017

(exclusive of any interest accrued to the redemption date), determined by discounting, on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined) (determined on the second Business Day preceding the redemption date) plus 50 basis points, over (ii) the aggregate principal amount of such Note being redeemed.

On and after October 15, 2017, redeemable, at the Issuer’s option, in whole at any time or in part from time to time at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on October 15 of the year set forth below:

	2017	106.188%
	2018	104.125%
	2019	102.063%
	2020 and thereafter	100.000%

	in each case, plus accrued and unpaid interest to, but not including, the redemption date.

Change of Control:

Upon the occurrence of a change of control (as defined), the Issuer must offer to repurchase the Notes at 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase.

Denominations:	$25.00 minimum denominations and $25.00 integral multiples in excess thereof.

Exchange:

The Issuer intends to apply to list the Notes on the NASDAQ Global Market. If the application is approved, the Issuer expects trading in the Notes on the NASDAQ Global Market to begin within 30 days after the settlement date.

CUSIP/ISIN:	223622 309 / US2236223093

Underwriters’ Representative:	Sterne, Agee & Leach, Inc.

Joint Book-Running Managers:	Sterne, Agee & Leach, Inc. Janney Montgomery Scott LLC Cowen and Company, LLC

Co-Managers:	Wunderlich Securities, Inc. Incapital LLC JMP Securities LLC Ladenburg Thalmann & Co. Inc.

The Issuer has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333-197513) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request a copy of the preliminary prospectus supplement and the accompanying base prospectus from Sterne, Agee & Leach, Inc., 277 Park Avenue, 24th Floor, New York, NY 10172, by calling (212) 338-4708 or by email at syndicate@sterneagee.com or from Janney Montgomery Scott LLC at 1717 Arch St, Philadelphia, PA 19103, by calling (215) 665-6170 or by email at preinhart@janney.com.